News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

Fording Unitholders Endorse Reorganization of the Trust

Fording Reports Outcome of 2005 Annual and Special Meeting of Unitholders

CALGARY, May 4, 2005 /CNW/ - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) announced that in excess of 99% of votes cast by unitholders at today’s Annual and Special Meeting were voted in favour of all resolutions put before the meeting, including the proposed reorganization of the Trust.

Unitholders approved the resolutions as described in the management information circular dated April 2, 2005, including:

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The passing of a special resolution regarding the reorganization;

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The passing of a special resolution to provide for the subdivision of units on a three-for-one basis at the discretion of the Trustees in the event that the reorganization is, for any reason, not completed; and

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The passing of a special resolution authorizing the amendment of articles of Fording Inc. to remove the “private company restrictions”.

Completion of the reorganization transaction is subject to receipt of certain judicial, regulatory and third-party approvals, including an advance tax ruling, and the determination of the Trustees’ discretion to proceed with the reorganization. The subdivision of units will proceed either in association with the reorganization or at such time that the Trustees exercise their discretion to proceed.  In the latter case, the subdivision record date will be seven trading days after the date of a news release announcing the Trustees’ decision.

A copy of the voting results is available at www.sedar.com.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary,

Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of May 4, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca